SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Estimated Profit in Annual Results of 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 19, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Estimated Profit in Annual Results of 2015

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2015 to 31 December 2015.

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a profit for the year ended 31 December 2015, which stands in contrast to the loss recorded for the same period of the last year. Under the China Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company is expected to be between RMB3.14 billion and RMB3.34 billion.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (“-” to indicate loss) (RMB’000)	-716,427
Basic earnings per share (“-” to indicate loss) (RMB per share)	-0.066

3.	Major reasons for turning losses into profits in the results for the period

The international oil price declined in 2015 on account of several factors, including oversupply, a stronger US dollar and geopolitical reasons, etc., so that the average price of oil for the year experienced a substantial drop compared to 2014. The Group further tweaked its internal management, concentrating on product optimization, cost control and efficiency enhancements. Compared to the same period of last year, the Group saw a marked decrease in the cost of crude oil processing. The slide in average prices of products was smaller than the slide in the cost of raw materials, leading to a rise in the gross profit margin of products. In addition, the Group’s investment income from its associates soared.

4.	Other information

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the audited 2015 annual report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 15 January 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng